Exhibit 99.1

FOR IMMEDIATE RELEASE

RANDSTAD TO ACQUIRE MONSTER WORLDWIDE TO TRANSFORM THE WAY PEOPLE AND JOBS CONNECT

Enhances Randstad’s Digital Human Resources Services Strategy

Monster to Operate as Separate and Independent Entity Under the Monster Name

AMSTERDAM, NETHERLANDS and WESTON, MASS. – August 9, 2016 – Randstad Holding nv (AMS: RAND), a leading human resources services provider, and Monster Worldwide, Inc. (NYSE: MWW), a global leader in connecting jobs and people, today announced the signing of a definitive agreement under which Randstad will acquire Monster. Under the terms of the merger agreement, Randstad will pay $3.40 per share in cash, or a total purchase price of approximately $429 million (enterprise value).

By leveraging Monster’s multiple distribution channels to bridge two different but complementary parts of the extended recruiting industry, Randstad intends to build the world’s most comprehensive portfolio of HR services. Monster will continue operating as a separate and independent entity under the Monster name.

“In an era of massive technological change, employers are challenged to identify better ways to source and engage talent,” said Jacques van den Broek, CEO of Randstad. “With its industry leading technology platform and easy to use digital, social and mobile solutions, Monster is a natural complement to Randstad. The transaction is aligned with our Tech and Touch growth strategy and reflects our commitment to bringing labor supply and demand closer together to better connect the right people to the right jobs. We look forward to welcoming the Monster team and working together to shape the evolving global job industry.”

“Joining Randstad provides a unique opportunity to accelerate our ability to connect more people to more jobs,” said Tim Yates, CEO of Monster. “Together with Randstad, Monster will be better positioned to fulfill our core mission, and our employees will benefit from becoming part of a larger, more diversified company. Equally important, this transaction offers immediate value to our shareholders. We are excited to join and be supported by Randstad, as we continue to build the best recruiting media, technologies, and platforms. We look forward to working with the Randstad team to ensure a smooth transition.”

Strategic and Financial Benefits

•	Brings Together Complementary Visions to Lead Transformation: Randstad and Monster have a shared vision for the global job industry, which is rapidly transforming as a result of technology advances. The transaction is intended to accelerate their ability to develop new and innovative capabilities that deliver greater value to job seekers and employers by bringing labor supply and demand closer together.

•	Creates Most Comprehensive and Technologically Advanced Capabilities for Human Resources Services: Randstad continues to enhance its business model in the rapidly shifting landscape, placing annually more than 2 million people worldwide through its network of more than 4,500 branches and client-dedicated services. With the addition of Monster’s leading recruiting media, technologies, and platforms which connect people and jobs in more than 40 countries, Randstad intends to further expand its services to offer both clients and candidates tools for increased efficiency and engagement, connecting more people to more jobs.

•	Financially Compelling: The transaction is expected to be immediately accretive to Randstad earnings per share.

Terms of the Agreement

Under the terms of the merger agreement, Randstad has agreed to commence a tender offer, through a wholly-owned subsidiary, to acquire all of the outstanding shares of Monster common stock for $3.40 per share in cash. The Boards of Directors of both Randstad and Monster have unanimously approved the terms of the merger agreement, and the Board of Directors of Monster has resolved to recommend that shareholders accept the offer, once it is commenced. The consideration represents a 22.7% premium to Monster’s closing stock price on August 8, 2016, the last trading day prior to today’s announcement and a 30.1% premium to the 90 day volume weighted average stock price. The purchase price implies an enterprise value to LTM 6/30/2016 Adjusted EBITA multiple of 8.9x (excluding stock based compensation) and 10.3x (including stock based compensation). The acquisition is structured as an all-cash tender offer for all outstanding issued common stock of Monster followed by a merger in which remaining shares of Monster would be converted into the same U.S. dollar per share consideration as in the tender offer. The transaction does not have a financing condition and is expected to be completed in the fourth quarter of 2016, subject to regulatory approvals.

Financing and Approvals

Randstad intends to finance the acquisition through its existing credit facilities. The transaction is subject to the satisfaction of customary closing conditions, including the tender of the majority of the outstanding Monster shares and the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the approval of the European Commission (or the approval by those national competition authorities in the European Union that have jurisdiction as a result of a referral of the transaction under the EU Merger Regulation (Council Regulation 139/2004 of the European Union)) of the transaction pursuant to the EU Merger Regulation. Monster is expected to be delisted from the NYSE and integrated into Randstad thereafter.

Randstad M&A Update

Randstad has used M&A to accelerate its strategy during the last nine months. Randstad’s balance sheet is expected to remain solid after the closing of the recent string of acquisitions (Net Debt/EBITDA will remain well below 1.5x, compared to its policy to remain below 2x). The cumulated impact of M&A, announced during the last nine months, on Randstad’s revenue will be ~ € 2 billion on an annualized basis. The main focus for Randstad going forward with respect to acquired companies will be on integration and implementation. As such Randstad will reduce the pace of M&A and it is expected to limit this in the medium term to around € 100 million.

Advisors

Wells Fargo Securities is serving as exclusive financial advisor to Randstad and Jones Day is serving as legal counsel. Evercore Group L.L.C. is serving as exclusive financial advisor to Monster and Dechert LLP is serving as legal counsel.

About Randstad

Randstad specializes in solutions in the field of flexible work and human resources services. Their services range from regular temporary staffing and permanent placements to Inhouse Services, Professionals, Search & Selection, outplacement, and HR Solutions. Randstad Group is one of the leading HR services providers in the world, with top-three positions in Argentina, Belgium & Luxembourg, Canada, Chile, France, Germany, Greece, India, Mexico, the Netherlands, Poland, Portugal, Spain, Switzerland, the UK, and the United States, as well as major positions in Australia and Japan. In 2015, Randstad had approximately 29,750 corporate employees and around 4,473 branches and Inhouse locations in 39 countries around the world. Randstad generated revenue of € 19.2 billion in 2015.

Randstad was founded in 1960 and is headquartered in Diemen, the Netherlands. Randstad Holding nv is listed on the Euronext Amsterdam, where options for stocks in Randstad are also traded. For more information, see www.randstad.com

About Monster Worldwide

Monster Worldwide, Inc. (NYSE: MWW) is a global leader in connecting people to jobs, wherever they are. For more than 20 years, Monster has helped people improve their lives with better jobs, and employers find the best talent. Today, the company offers services in more than 40 countries, providing some of the broadest, most sophisticated job seeking, career management, recruitment and talent management capabilities. Monster continues its pioneering work of transforming the recruiting industry with advanced technology using intelligent digital, social and mobile solutions, including our flagship website Monster.com® and a vast array of products and services. For more information visit www.monster.com/about.

Additional Information

This press release and the description contained herein is for informational purposes only and is not a recommendation, an offer to buy, or the solicitation of an offer to sell any shares of Monster’s common stock. The tender offer referenced in this press release has not commenced. Upon commencement of the tender offer, Randstad North America, Inc. and its wholly-owned subsidiary, Merlin Global Acquisition, Inc. (“Merger Sub”), will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase (the “Offer to Purchase”), a form of letter of transmittal (the “Letter of Transmittal”) and other related documents and, thereafter, Monster will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D9 with respect to the tender offer. Randstad, Merger Sub and Monster intend to mail documents to the shareholders of Monster. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND MONSTER SHAREHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. Shareholders of Monster will be able to obtain a free copy of these documents (when they become available) and other documents filed by Monster, Randstad or Merger Sub with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders of Monster may obtain a free copy of these documents (when they become available) by visiting the “Investors” section of Monster’s website at http://ir.monster.com/.

The Offer to Purchase is not being made to holders of (nor will tenders be accepted from or on behalf of holders of) shares of Monster’s common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to Purchase to be made by a licensed broker or dealer, the Offer to Purchase shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub or Randstad.

Forward-Looking Statements

The statements included in this press release contain forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, speak only as of the date they are made and include without limitation statements regarding the planned completion of the tender offer and the merger, statements regarding the anticipated filings and approvals relating to the tender offer and the merger, statements regarding the expected completion of the tender offer and the merger and statements regarding the ability of Merger Sub to complete the tender offer and the merger considering the various closing conditions. Randstad and Monster undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of either company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Monster into Randstad; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed or to be filed with the SEC or the Amsterdam Stock Exchange.

Contacts:

For Randstad: Randstad Investors:

Arun Rambocus (Director Investor Relations)

+31 20 569 5940

+31 6206 18370 (Mobile + WhatsApp)

arun.rambocus@randstadholding.com

For Randstad Media:

Machteld Merens (Director Group Communications)

+31 20 569 1732

machteld.merens@randstadholding.com

For Monster Investors:

Bob Jones

(212) 351-7032

bob.jones@monster.com

For Monster Media:

Matt Anchin

(212) 351-7528

matt.anchin@monster.com